Verso Paper Corp. 6775 Lenox Center Court Suite 400 Memphis, TN 38115-4436
T 901 369 4100 F 901 369 4197
www.versopaper.com

March 6, 2014

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Verso Paper Corp., or “Verso,” has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the year ended December 31, 2013, or the “Report,” which was filed with the Securities and Exchange Commission on March 6, 2014. This disclosure can be found on page 20 of the Report and is incorporated by reference herein. Verso made such disclosure based on information provided by other companies that may be deemed to be under common control with Verso, and not because of any conduct by Verso.

Very truly yours,

VERSO PAPER CORP.

By:	/s/ Peter H. Kesser
Peter H. Kesser
Senior Vice President, General Counsel and Secretary